EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from operations adjusted by adding back fixed charges expensed during the period and debt refinancing charges. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rental expense on operating leases, and capitalized interest.

	Six months ended June 30, 2003	Year ended December 31,
		2002	2001	2000	1999	1998
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income (loss) before income taxes, and cumulative effect of a change in accounting principle	$124,858	$267,257	$242,567	$39,223	$(181,826)	$28,229
Add:
Debt expense	38,951	71,636	72,438	116,637	110,797	84,003
Debt refinancing charges		48,930	(1,629)	5,712		20,412
Interest portion of rental expense	11,033	20,336	18,116	17,140	17,501	12,992

	49,984	140,902	88,925	139,489	128,298	117,407

Earnings (loss) before income taxes, debt refinancing charges, cumulative effect of a change in accounting principle and fixed charges	$174,842	$408,159	$331,492	$178,712	$(53,528)	$145,636

Fixed charges:
Debt expense	38,951	71 636	72,438	116,637	110,797	84,003
Interest portion of rental expense	11,033	20,336	18,116	17,140	17,501	12,992
Capitalized interest	964	1,888	751	1,125	709	804

Total fixed charges	$50,948	$93,860	$91,305	$134,902	$129,007	$97,799

Ratio of earnings to fixed charges	3.43	4.35	3.63	1.32	(a )	1.49

(a)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $182,535 to achieve a coverage of 1:1.